

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2022

Conrad Huss
Chief Executive Officer
Cruzani, Inc.
99 Wall Street
Suite 891
New York New York 10005

> **Re: Cruzani, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 25, 2022**
> **File No. 000-54624**

Dear Conrad Huss:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing